[redacted] XCHANGE COMMISSION
N, D.C. 20549

SEC Mail Processing Section

APR 28 2008

Washington, DC
110

16427

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

08031340

PAGE
Brokers and Dealers
ities Exchange Act of 1934 and Rule 17a-5 thereunder

SEC FILE NO.
8- ~~16472~~

REPORT FOR THE PERIOD BEGINNING 03/01/07 (MM/DD/YY) AND ENDING 02/29/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ferris, Baker Watts, Incorporated

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

8403 Colesville Road, Suite 900
(No. and Street)

Silver Spring	MD	20910
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig R. Hartman — 301-273-6025
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

111 South Calvert Street	Baltimore	Maryland	21202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 29 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

5/28

OATH OR AFFIRMATION

I, Craig R. Hartman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ferris, Baker Watts, Incorporated as of February 29, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Craig R. Hartman

Notary Public

WILMA A. PEARSON
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires October 1, 2009

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital Pursuant to Rule 15c3-1
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)*
X	(o)	Independent Auditors' Report on Internal Accounting Control
	(p)	Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account pursuant to Rule 171-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

FERRIS, BAKER WATTS, INCORPORATED AND SUBSIDIARIES

Table of Contents

KPMG

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

Board of Directors
Ferris, Baker Watts, Incorporated:

We have audited the accompanying consolidated statement of financial condition of Ferris, Baker Watts, Incorporated and subsidiaries (the Company) as of February 29, 2008. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of condition referred to above presents fairly, in all material respects, the financial position of Ferris, Baker Watts, Incorporated and subsidiaries as of February 29, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

April 24, 2008

FERRIS, BAKER WATTS, INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition

February 29, 2008

(Dollars in thousands, except share data)

Assets

Cash and cash equivalents	$	9,854
Deposits with clearing organizations (cash of $4,488 and securities with a market value of $16,712)		21,200
Receivables:		
Customers (note 3)		105,107
Brokers, dealers and clearing organizations (note 4)		22,080
Receivable under securities loan agreements (note 5)		161,442
Other		25,704
		314,333
Securities owned ($64,414 is pledged as collateral) (notes 6 and 7):		
Marketable, at market value		89,455
Not readily marketable, at estimated fair value		4,594
		94,049
Securities pledged to creditors (note 5)		178,337
Goodwill (note 15)		2,820
Intangible asset, less accumulated amortization of $1,498 (note 15)		3,496
Property and equipment, at cost less accumulated depreciation and amortization of $25,599		9,645
Deferred income taxes (note 11)		6,708
Other assets		6,447
	$	646,889

Liabilities and Stockholders' Equity

Payables:		
Short-term bank loan (note 7)	$	49,700
Cash management facilities		5,088
Customers, including free credit balances		37,723
Brokers, dealers and clearing organizations (note 4)		10,417
Payable under securities loan agreements (note 5)		182,998
Other		35,455
		321,381
Securities sold, not yet purchased, at market value (note 6)		11,339
Obligation to return securities pledged as collateral (note 5)		178,337
Commitments and contingencies (notes 10 and 13)		
Stockholders' equity (notes 8, 9 and 12):		
Common stock, voting, $0.10 par value. Authorized 2,000,000 shares; issued and outstanding 899,450 shares		90
Additional paid-in capital		33,578
Common stock held by rabbi trust		(290)
Deferred compensation obligation		290
Retained earnings		102,164
		135,832
	$	646,889

See accompanying notes to consolidated statement of financial condition

(1) Organization and Nature of Business

Ferris, Baker Watts, Incorporated (the Company) is primarily engaged in a single line of business as a securities broker dealer and provides several types of services, including execution of principal and agency transactions, underwriting and other investment banking, advisory and asset management services. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking and securities brokerage services, all of which have an impact on the Company's revenues as well as its liquidity.

On February 14, 2008, the Company's Board of Directors approved an Agreement and Plan of Merger with the Royal Bank of Canada. The closing of the agreement is anticipated to occur in late Spring of 2008 and is subject to shareholder and regulatory approval. After closing, it is expected that the Company will continue to operate as a wholly owned subsidiary of the Royal Bank of Canada until integration into RBC Capital Markets Corporation, another wholly owned subsidiary of the Royal Bank of Canada.

(2) Summary of Significant Account Policies

(a) Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All of the Company's wholly owned subsidiaries, except for FBW Leasecorp, Inc., are "flow-through" subsidiaries for purposes of the Uniform Net Capital Rule of the Securities and Exchange Commission. All material intercompany balances and transactions are eliminated in consolidation.

(b) Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash Equivalents

Investments in money market funds are classified as cash equivalents.

(d) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

(Continued)

Securities owned and securities sold, not yet purchased, are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

(e) ***Securities-Lending Activities***

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Deposits paid or received on securities borrowed or loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(f) ***Collateral***

In accordance with the provisions of Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* (SFAS No. 140), the Company has segregated assets pledged as collateral, where the secured party has the right to sell or repledge the collateral, as securities pledged to creditors. The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements where the secured party cannot sell or repledge the assets.

(g) ***Income Taxes***

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) ***Cash Management Facilities***

Cash management facilities payable represents the excess of outstanding checks written on certain banks over amounts on deposit at such banks.

(i) ***Goodwill and Other Intangible Asset***

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, *Goodwill and Other Intangible Assets* (Statement 142). The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for

(Dollars in thousands, except share data)

the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, *Business Combinations*. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

Statement 142 also requires that intangible assets acquired in a purchase business combination that have estimable useful lives be amortized over their estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The other intangible asset is comprised of customer relationships and is amortized on a straight line basis over 5 years.

There were no impairments to goodwill and the intangible asset at February 29, 2008.

(j) Rabbi Trust

The Company has a deferred compensation plan under which amounts earned by employees are invested in Company stock and placed in a "rabbi trust". The plan permits diversification and the compensation obligation may be settled by the delivery of a fixed number of shares of stock or cash.

In accordance with Emerging Issues Task Force Issue 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested,* assets of the rabbi trust are required to be consolidated with those of the company, and the value of the company's stock held in the rabbi trust is required to be classified in stockholders' equity and generally accounted for in a manner similar to treasury stock. Therefore, the shares the Company has issued to its rabbi trust and the corresponding obligation related to the deferred compensation plan are presented as components of stockholders' equity as common stock held by rabbi trust and deferred compensation obligation, respectively.

(k) Recently Issued Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, and an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 were delayed for nonpublic entities until they prepare financial statements for years beginning after December 15, 2007 unless they have issued annual financial statements that fully reflect FIN 48's requirements. Therefore FIN 48 will be effective for the Company on March 1, 2008, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company has not completed its assessment of the impact of the adoption of FIN 48 on the Company's financial statements.

(Continued)

(Dollars in thousands, except share data)

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements (Statement 157).* Statement 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. The provisions of Statement 157 are effective March 1, 2008 for the Company. The Company has not completed its assessment of the impact of Statement 157 on the Company's consolidated statement of financial condition.

In February 2007, the FASB issued SFAS Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* (Statement 159). Statement 159 permits entities to choose to measure financial instruments at fair value on a contract-by-contract basis. The Statement applies to all reporting entities and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. The provisions of Statement 159 are effective March 1, 2008 for the Company. The Company has not completed its assessment of the impact of Statement 159 on the Company's consolidated statement of financial condition.

(3) Receivables from Customers

Receivables from customers include amounts due on open transactions and margin balances. Securities owned by customers and held as collateral for these receivables are not reflected in the consolidated statement of financial condition.

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

At February 29, 2008, receivables from and payables to brokers, dealers and clearing organizations consisted of the following:

Receivables:		
Fails to deliver	$	8,103
Receivable from clearing organizations		103
Other (primarily trade date to settlement date adjustment)		13,874
	$	22,080
Payables:		
Fails to receive	$	7,969
Payable to clearing organizations		2,448
	$	10,417

Payables to brokers, dealers and clearing organizations include amounts which are due upon delivery of securities to the Company. In the event the counterparty does not fulfill its contractual obligation to deliver

(Dollars in thousands, except share data)

these securities, the Company may be required to purchase the securities at prevailing market prices to satisfy its obligations.

(5) Securities Lending Activities

In accordance with SFAS No. 140, securities pledged to creditors and obligations to return securities pledged as collateral at February 29, 2008 include $151,568 of collateral received by the Company which has been re-pledged under securities loan agreements and $26,769 of securities owned by customers and pledged as collateral under securities loan agreements.

(6) Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at February 29, 2008 consisted of the following:

		Owned	Sold, not yet purchased
Obligations of U.S. Government	$	7,119	9,330
State and municipal obligations		33,724	85
Corporate stocks		39,887	393
Corporate and other debt obligations		6,847	1,431
Other		1,878	100
Total marketable, at market value		89,455	11,339
Corporate stocks		2,493	—
Other		2,101	—
Total not readily marketable, at estimated fair value		4,594	—
	$	94,049	11,339

Securities sold, not yet purchased represent obligations to purchase securities at prevailing market prices. These transactions result in off-balance-sheet risk since the Company's ultimate cost to satisfy the obligations is dependent upon future prices of the securities and may exceed the amounts recognized in the consolidated statement of financial condition.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

(7) Short-Term Bank Loan

At February 29, 2008, the Company had outstanding borrowings of $49,700 from available credit facilities with banks totaling $590,000. These borrowings bear interest rates ranging from 3.5% to 4.75%. These facilities are used to manage the short-term liquidity needs of the Company.

(Continued)

(Dollars in thousands, except share data)

(8) Common Stock

Pursuant to the Company's By Laws all common stock has been issued with restrictions that require the holder to offer the Company the right of first refusal to purchase all shares at fair market value, as defined in the By Laws, upon termination of employment or prior to transferring any shares held.

(9) Employee Benefit Plans

The Company has an employee stock ownership plan which covers substantially all employees. Contributions to the plan made on behalf of employees are subject to vesting provisions and are payable after separation as defined in the plan. The plan also provides for in-service withdrawals and diversification of plan assets for eligible employees, as described in the plan.

On June 13, 2007, the Company approved a long term incentive compensation plan for highly compensated employees. Under this plan, the Company grants an award in the form of a deferred cash contribution which can be invested by the participants into certain investment options. The participants vest into the plan over a ten-year period. Immediate vesting is available for employees meeting certain age and service requirements.

At February 29, 2008, the Company has reserved 80,051 shares of its common stock for issuance under two stock option plans for certain officers and key employees. The first plan provides for the granting of nonqualified and incentive options for terms ranging from five to ten years. Options under the first plan are granted at not less than fair value at the date of grant and, subject to certain restrictions, are exercisable starting two years from the date of grant. A grantee's previously acquired shares are an acceptable form of payment upon exercise of options.

The second plan is a nonqualified discounted stock option plan pursuant to which 20-year options to purchase shares for $1.00 are issuable to certain highly compensated employees. Generally, the options vest over a six-year period except that employees meeting certain age and years of service criteria are vested immediately in the options. The Company records compensation expense over the vesting period for the difference between the option price and the fair value of the stock at the end of the period.

Options to purchase 139,046 shares under the stock option plans at prices ranging from $1.00 to $172.39 per share were outstanding at February 29, 2008, of which options to purchase 72,877 shares were exercisable at that date.

(10) Commitments and Contingencies

The Company leases office facilities over varying periods extending to 2018. The Company's approximate minimum annual rental commitments under noncancelable operating leases are $8,668 in 2009, $8,927 in 2010, $8,572 in 2011, $7,812 in 2012, $7,183 in 2013 and $14,995 thereafter.

The Company is a defendant in certain legal actions relating to its securities business. While the Company's ultimate liability with respect to such actions cannot be determined at present, in the opinion of management, the Company has meritorious defenses as to each of the actions and the resolution thereof will not result in a material adverse effect on the Company's consolidated financial position.

(Continued)

(Dollars in thousands, except share data)

The Company is cooperating in an ongoing regulatory investigation by the Securities and Exchange Commission and the United States Department of Justice. The investigation is focused on the trading and other activities of an institutional client of the Company (in a fund managed by the institutional client, "the Fund") and a former investment executive of the Company who handled the account relationship from January 2003 to December 2005. Based on the status of the investigation to date, management believes that appropriate provisions have been made at February 29, 2008, and does not expect the ultimate outcome of the investigation to have a further effect on the Company's consolidated financial position, results of operations or cash flows.

In December 2007, in a related action, the Company entered into an agreement with the receiver for the Fund under which the Company would pay $7.2 million in cash and forgive approximately $9.0 million in margin debits in exchange for the release of all claims by the receiver and the release of any claims asserted or that could be asserted by third-party Fund investors. This matter was approved by the Northern District Court of Ohio on April 18, 2008. At February 29, 2008, the Company had accrued $7.2 million for the cash payment and reserved $9.0 million of the related margin debits.

(11) Income Taxes

Income tax benefit includes $1,784 for current federal and state taxes and $5,587 for deferred federal and state tax benefits for the year ended February 29, 2008.

At February 29, 2008, deferred income tax assets and liabilities were as follows:

Deferred income tax assets:		
Depreciation	$	2,630
Stock compensation		1,109
Bad debt reserve		3,886
Accrued liabilities		3,402
Other		283
		11,310
Deferred income tax liabilities:		
Unrealized profit – firm securities		4,550
Other		52
		4,602
Net deferred income tax asset	$	6,708

The ultimate realization of deferred tax assets is dependent upon the generation of sufficient future taxable income to use the related tax deductions as they reverse. Based on the scheduled reversal of the deferred tax liabilities and projections of future taxable income, management believes it is more likely than not that the Company will realize the deferred tax assets at February 29, 2008.

(12) Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected the alternative method of compliance allowed under the rule whereby "required net capital," as defined, is the greater of 2% of "aggregate debit items," as defined, arising from customer transactions or $1,500. The rule prohibits the Company from engaging in any securities transactions should its "net capital" fall below required amounts and may require the Company to restrict its business activities if its net capital falls below amounts defined in the rule. In computing net capital, items not readily convertible into cash are generally excluded, and the Company's position in marketable securities is valued below current market quotations. Net capital and related excess net capital may fluctuate daily. At February 29, 2008, the Company's net capital was $57,313 which exceeded net capital rule requirements by $54,807.

(13) Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

As a securities broker, the Company executes, settles and finances various securities transactions for its own account and for other brokers, institutions and individual customers (counterparties). These activities may expose the Company to off-balance-sheet and credit risks if counterparties to these transactions are unable to fulfill their contractual obligations.

In accordance with industry practice, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations, and the Company is required to buy or sell securities at prevailing market prices.

The Company and its customers may sell securities not yet purchased or write option contracts (short sales). In addition, payables to customers and brokers, dealers and clearing organizations include amounts which are due upon delivery to the Company of underlying securities. The Company also loans securities owned by customers and others to other brokers, and receives cash as collateral. If the counterparty to any of these transactions does not deliver the associated securities, or if the counterparty to a short sale fails to maintain adequate collateral, the Company may be required to purchase securities at prevailing market prices in excess of the liability recorded in the consolidated statement of financial condition.

The Company controls the above risks through a variety of reporting and control procedures. The Company establishes credit limits for customers and other brokers with which it conducts significant transactions based on a review of the counterparty's financial condition. Substantially all of the Company's receivables are collateralized by marketable securities which customers and other brokers are required to maintain in compliance with regulatory and internal requirements. The adequacy of collateral is reviewed daily and customers and other brokers may be required to deposit additional collateral, reduce receivables or reduce short positions, when necessary. Securities collaterizing receivables are generally held by the Company or due from other parties.

(Dollars in thousands, except share data)

(14) Fair Value of Financial Instruments

Securities owned and securities sold, not yet purchased are carried at market quotations for readily marketable securities and at fair values as estimated by management of the Company for securities which are not readily marketable.

Receivables from customers and brokers, dealers and clearing organizations include margin loans which are payable on demand, amounts due on open transactions which usually settle within a few days and cash deposits made in connection with securities borrowed transactions which normally can be closed out within a few days. The carrying amounts of these receivables, which are generally secured by marketable securities, and other receivables approximate fair value.

Payables to customers and brokers, dealers and clearing organizations include free credit balances which are payable on demand, amounts due on open transactions which usually settle within a few days, and cash deposits received in connection with customer short sales and securities loaned transactions which normally can be closed out within a few days. The short-term bank loan is due on demand. Other payables are primarily expense accruals. The carrying amount of payables approximates fair value.

(15) Goodwill and Other Intangible Asset

Goodwill and other intangible asset at February 29, 2008 were as follows:

		Other intangible asset		
	Goodwill	Gross amount	Accumulated amortization	Net amount
Balance at February 28, 2007	$ 2,820	4,994	(499)	4,495
Amortization expense related to the other intangible asset	—	—	(999)	(999)
Balance at February 29, 2008	$ 2,820	4,994	(1,498)	3,496

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

Board of Directors
Ferris, Baker Watts, Incorporated:

In planning and performing our audit of the consolidated financial statements of Ferris, Baker Watts, Incorporated and subsidiaries (the Company) as of and for the year ended February 29, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the following objective stated in Regulation 1.16:

(1) The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

KPMG

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first three paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second and third paragraphs of this report, were adequate at February 29, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the New York Stock Exchange, Inc., the SEC, the CFTC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

April 24, 2008

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